

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 2, 2018

James M. Cassidy
President and Director
Aspen Forest Acquisition Corporation et al.
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

      Re: **Aspen Forest Acquisition Corp**
              Form 10-12G
              Filed January 19, 2018
              File No. 000-55887

              Birch Forest Acquisition Corp
              Form 10-12G
              Filed January 19, 2018
              File No. 000-55888

              Dense Forest Acquisition Corp
              Form 10-12G
              Filed January 19, 2018
              File No. 000-55889

              Hickory Forest Acquisition Corp
              Form 10-12G
              Filed January 19, 2018
              File No. 000-55891

              Hidden Forest Acquisition Corp
              Form 10-12G
              Filed January 19, 2018
              File No. 000-558892

              Maple Forest Acquisition Corp
              Form 10-12G
              Filed January 19, 2018
              File No. 000-55890

              Snowy Forest Acquisition Corp
              Form 10-12G
              Filed January 19, 2018
              File No. 000-55893

Walnut Forest Acquisition Corp
Form 10-12G
Filed January 19, 2018
File No. 000-558894

Willow Forest Acquisition Corp
Form 10-12G
Filed January 19, 2018
File No. 000-55895

Dear Mr. Cassidy:

We have completed our review of your filings. We remind you that the companies and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Lee Cassidy, Esq.